Gerdau Ameristeel Announces Record Third Quarter 2008 Earnings

TAMPA, FL, November 5, 2008 - Gerdau Ameristeel Corporation (NYSE: GNA; TSX: GNA) today reported net income of $316.9 million ($0.73 per share fully diluted) for the three months ended September 30, 2008, a 156.0% increase in comparison to net income of $123.8 million ($0.40 per share fully diluted) for the three months ended September 30, 2007.

For the nine months ended September 30, 2008, net income was $742.0 million ($1.71 per share fully diluted) an increase of 87.1% compared to net income of $396.5 million ($1.29 per share fully diluted) for the nine months ended September 30, 2007.

Net sales for the three months ended September 30, 2008 increased 78.6% to $2.5 billion from $1.4 billion for the three months ended September 30, 2007.  For the three months ended September 30, 2008, finished steel shipments increased to 2.1 million tons, an increase of 305 thousand tons from the three months ended September 30, 2007, primarily as a result of the acquisition of Chaparral Steel in September 2007.  Additionally, average mill finished steel selling prices for the three months ended September 30, 2008 increased 60.1% over the level in this same period in 2007 and 19.6% over second quarter 2008 levels.

Net sales for the nine months ended September 30, 2008 increased 73.2% to $7.1 billion from $4.1 billion for the nine months ended September 30, 2007.  For the nine months ended September 30, 2008, finished steel shipments increased to 7.0 million tons, an increase of 1.6 million tons from the nine months ended September 30, 2007, primarily as a result of the acquisition of Chaparral Steel.  Additionally, average mill finished steel selling prices for the nine months ended September 30, 2008 increased 39.4% over the level in this same period in 2007.

For the three months ended September 30, 2008, metal spread, the difference between mill selling prices and scrap raw material costs, was $662 per ton, an increase of $222 per ton from the same period in 2007.  The increase is partially attributable to the higher margin structural products from the addition of the Chaparral products.  For the nine months ended September 30, 2008, metal spread was $530 per ton, an increase of $121 per ton from the same period in the prior year.  Partially offsetting this increase in metal spread has been a significant cost increase in alloys, energy and other raw material consumables used in our production process.

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) was $581.4 million for the three months ended September 30, 2008, compared to EBITDA of $250.2 million for the three months ended September 30, 2007.  For the nine months ended September 30, 2008, EBITDA was $1.5 billion compared to $735.1 million for the nine months ended September 30, 2007.

In prior years, the Company purchased investments that are comprised of variable rate debt obligations, known as auction rate securities.  During the three and nine months ended September 30, 2008, the Company recorded a $7.0 million and $46.7 million charge to write down the carrying value of these investments to their fair market value of $47.2 million.  The original investment in these securities was approximately $104.2 million.  The impact to earnings per share of this writedown for the three and nine months ended September 30, 2008 was approximately $0.02 and $0.11 per share, respectively.  The effective tax rate was unfavorably impacted by this writedown as no associated tax benefit was recorded for this item.

Included in selling and administrative expense for the three and nine months ended September 30, 2008 is a non-cash pretax expense reversal of $9.8 million and a non-cash pretax expense of $6.0 million, respectively, to mark-to-market outstanding stock appreciation rights and expenses associated with other executive compensation agreements compared to a non-cash pretax expense reversal of $2.2 million and a non-cash pretax expense of $16.0 million, respectively for the three and nine months ended September 30, 2007.

On July 14, 2008, the Company acquired substantially all of the assets of Hearon Steel Co., a rebar fabricator and epoxy coater with locations in Muskogee, Tulsa and Oklahoma City, Oklahoma.  On October 27, 2008, the Company acquired Metro Recycling, a scrap processor with two locations in Guelph and one in Mississauga, Ontario, Canada.  On October 31, 2008, the Company acquired the operating assets of Sand Springs Metal Processors, a scrap processor located in Sand Springs, Oklahoma.

On November 4, 2008, the Board of Directors approved a quarterly cash dividend of $0.02 (two US$ cents) per common share, payable December 8, 2008 to shareholders of record at the close of business on November 20, 2008.

CEO Comments

Mario Longhi, President and CEO of Gerdau Ameristeel, commented:

“The results from the third quarter of 2008 represent our fourth successive quarter in which we have delivered increased net earnings to our shareholders from our balanced long product portfolio of rebar, merchant, structural and wire rod products.  Our recent acquisitions further strengthened both our downstream rebar fabrication business, which represents an outlet for a significant portion of our mill rebar production, and our upstream raw materials scrap procurement group, which has increased our captive scrap sourcing to approximately 40%.  We will use our proven methodologies to integrate these operations into our existing business, in an effort to capture the synergies that these opportunities present.

We expect shipment volume in the fourth quarter to be reduced from the levels of the third quarter.  As we enter this period of economic uncertainty we will remain focused on driving productivity and cost improvement initiatives as we have done over the past several years.  Our balance sheet is strong with good liquidity and with no significant scheduled debt repayments until 2011.  With decreasing scrap costs and shipment volumes, we anticipate a significant reduction in the investment of working capital as we match production to customer demand, which should further enhance our liquidity position in the fourth quarter.”

Forward Looking Statements

In this press release, “Gerdau Ameristeel” and “Company” refer to Gerdau Ameristeel Corporation and its subsidiaries and 50%-owned joint ventures.  Certain statements in this press release, including, without limitation, the section entitled “CEO Comments” constitute forward-looking statements.  Such statements describe the Company’s assumptions, beliefs and expectations with respect to its operations, future financial results, business strategies and growth and expansion plans can often be identified by the words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” and other words and terms of similar meaning.  The Company cautions readers that forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those currently projected by the Company.  In addition to those noted in the statements themselves, any number of factors could affect actual results, including, without limitation:

Excess global steel industry capacity and the availability of competitive substitute materials; the cyclical nature of the steel industry and the industries served by the Company; increases in the cost of steel scrap, energy and other raw materials; steel imports and trade regulations; a change in China’s steelmaking capacity or slowdown in China’s steel consumption; the Company’s participation in the consolidation of the steel industry; the substantial capital investment and similar expenditures required in the Company’s business; unexpected equipment failures and plant interruptions or outages; the Company’s level of indebtedness; the cost of compliance with environmental and occupational health and safety laws; the enactment of laws intended to reduce greenhouse gases and other air emissions; the Company’s ability to fund its pension plans; the ability to renegotiate collective bargaining agreements and avoid labor disruptions; currency exchange rate fluctuations; actions or potential actions taken by the Company’s principal stockholder, Gerdau S.A., the liquidity of the Company’s long-term investments, including investments in auction rate securities, and the Company’s reliance on its 50%-owned joint ventures that it does not control.

Any forward-looking statements in this press release are based on current information as of the date of this press release and the Company does not undertake any obligation to update any forward-looking statements to reflect new information, future developments or events, except as required by law.

Notice of Conference Call

Gerdau Ameristeel invites you to listen to a live broadcast of its third quarter conference call on Wednesday, November 5, 2008, at 2:00 pm EST.  The call will be hosted by Mario Longhi, President and CEO, and Barbara Smith, VP and CFO, and can be accessed via our Web site at www.gerdauameristeel.com.  Web cast attendees are welcome to listen to the conference in real-time or on-demand at your convenience.

About Gerdau Ameristeel

Gerdau Ameristeel is the second largest mini-mill steel producer in North America with annual manufacturing capacity of approximately 12 million tons of mill finished steel products.  Through its vertically integrated network of 19 mini-mills (including one 50% owned joint venture mini-mill), 23 scrap recycling facilities and 66 downstream operations, Gerdau Ameristeel serves customers throughout the United States and Canada.  The Company’s products are generally sold to steel service centers, steel producers, or directly to original equipment manufacturers (“OEMs”) for use in a variety of industries, including non-residential, infrastructure, commercial, industrial and residential construction, metal building, manufacturing, automotive, mining, cellular and electrical transmission and equipment manufacturing.  Gerdau Ameristeel’s majority shareholder is the Gerdau Group, a 100+ year old steel company, the largest producer of long steel products in the Americas and the world leader in specialty long steel for the automotive industry.  Gerdau Ameristeel’s common shares are traded on the New York Stock Exchange, and the Toronto Stock Exchange under the ticker symbol GNA.

For more information please contact:

Mario Longhi	Barbara R. Smith
President and Chief Executive Officer	Vice President and Chief Financial Officer
Gerdau Ameristeel	Gerdau Ameristeel
(813) 207-2346	(813) 319-4324
mlonghi@gerdauameristeel.com	basmith@gerdauameristeel.com

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
(US$ in thousands, except earnings per share data)
(Unaudited)
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007

NET SALES	$ 2,514,412	$ 1,397,176	$ 7,091,884	$ 4,071,990

OPERATING EXPENSES
Cost of sales (exclusive of depreciation and amortization)	1,878,579	1,127,924	5,459,398	3,247,987
Selling and administrative	57,977	41,667	187,382	144,478
Depreciation	55,073	34,810	159,577	91,953
Amortization of intangibles	26,256	3,116	76,676	3,825
Other operating income, net	(2,164)	(2,228)	(3,054)	(3,484)
	2,015,721	1,205,289	5,879,979	3,484,759

INCOME FROM OPERATIONS	498,691	191,887	1,211,905	587,231

INCOME FROM 50% OWNED JOINT VENTURES	24,060	10,188	84,167	42,217

INCOME BEFORE OTHER EXPENSES AND INCOME TAXES	522,751	202,075	1,296,072	629,448

OTHER EXPENSES
Interest expense	38,024	24,485	125,427	43,753
Interest income	(2,856)	(6,159)	(12,157)	(11,515)
Foreign exchange (gain) loss, net	(4,127)	(3,585)	(8,456)	(7,854)
Amortization of deferred financing costs	2,779	1,800	8,161	3,176
Writedown of investments	7,030	-	46,701	-
Minority interest	1,685	4,948	9,623	14,834
	42,535	21,489	169,299	42,394

INCOME BEFORE INCOME TAXES	480,216	180,586	1,126,773	587,054

INCOME TAX EXPENSE	163,318	56,772	384,760	190,577

NET INCOME	$ 316,898	$ 123,814	$ 742,013	$ 396,477

EARNINGS PER COMMON SHARE - BASIC	$ 0.73	$ 0.41	$ 1.72	$ 1.30
EARNINGS PER COMMON SHARE - DILUTED	$ 0.73	$ 0.40	$ 1.71	$ 1.29

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(US$ in thousands)
(Unaudited)
	September 30,	December 31,
	2008	2007
ASSETS

Current Assets
Cash and cash equivalents	$ 343,201	$ 547,362
Short-term investments	-	94,591
Accounts receivable, net	1,096,305	705,929
Inventories	1,715,099	1,203,107
Deferred tax assets	28,170	21,779
Costs and estimated earnings in excess of billings on uncompleted contracts	16,209	3,844
Income taxes receivable	3,273	23,986
Other current assets	36,923	25,880
Total Current Assets	3,239,180	2,626,478

Investments in 50% Owned Joint Ventures	202,656	161,168
Long-Term investments	47,190	-
Property, Plant and Equipment, net	1,843,185	1,908,617
Goodwill	3,209,891	3,050,906
Intangibles	541,775	598,528
Deferred Financing Costs	38,047	44,544
Deferred Tax Assets	254	12,433
Other Assets	51,623	25,846

TOTAL ASSETS	$ 9,173,801	$ 8,428,520

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
Accounts payable and accrued liabilities	$ 529,306	$ 376,634
Accrued salaries, wages and employee benefits	154,704	169,658
Accrued interest	16,393	40,631
Income taxes payable	63,908	28,143
Accrued sales, use and property taxes	23,283	11,970
Current portion of long-term environmental reserve	6,138	3,704
Billings in excess of costs and estimated earnings on uncompleted contracts	65,569	17,448
Other current liabilities	23,322	25,901
Current portion of long-term borrowings	15,496	15,589
Total Current Liabilities	898,119	689,678

Long-term Borrowings, Less Current Portion	3,054,284	3,055,431
Accrued Benefit Obligations	231,418	252,422
Long-term Environmental Reserve, Less Current Portion	10,333	11,830
Other Liabilities	72,153	78,401
Deferred Tax Liabilities	430,255	433,822
Minority Interest	36,202	42,321

TOTAL LIABILITIES	4,732,764	4,563,905

Contingencies, commitments and guarantees

Shareholders' Equity
Capital stock	2,552,027	2,547,123
Retained earnings	1,861,253	1,253,196
Accumulated other comprehensive income	27,757	64,296

TOTAL SHAREHOLDERS' EQUITY	4,441,037	3,864,615

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 9,173,801	$ 8,428,520

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(US$ in thousands)
(Unaudited)
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007

OPERATING ACTIVITIES
Net income	$ 316,898	$ 123,814	$ 742,013	$ 396,477
Adjustment to reconcile net income to net cash provided by
operating activities:
Minority interest	1,685	4,948	9,623	14,834
Depreciation	55,073	34,810	159,577	91,953
Amortization of intangibles	26,256	3,116	76,676	3,825
Amortization of deferred financing costs	2,779	1,800	8,161	3,176
Deferred income taxes	(3,105)	(11,247)	(19,073)	(991)
Loss on disposition of property, plant and equipment	307	2,616	38	2,907
Income from 50% owned joint ventures	(24,060)	(10,188)	(84,167)	(42,217)
Distributions from 50% owned joint ventures	1,425	20,424	41,829	52,078
Compensation cost from share-based awards	(9,822)	(2,146)	5,977	14,859
Excess tax benefits from share-based payment arrangements	(38)	(135)	(1,171)	(1,124)
Realized loss on writedown of investments	7,030	-	46,701	-
Facility closure expenses	115	-	1,105	-

Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	38,393	15,021	(319,298)	(149,247)
Inventories	(248,762)	(13,932)	(520,720)	(23,254)
Other assets	397	(30,239)	(2,688)	(7,396)
Liabilities	(56,615)	70,093	126,361	52,666
NET CASH PROVIDED BY OPERATING ACTIVITIES	107,956	208,755	270,944	408,546

INVESTING ACTIVITIES
Purchases of property, plant and equipment	(47,339)	(40,864)	(113,049)	(133,650)
Proceeds from disposition of property,
plant and equipment	266	122	1,880	1,287
Acquisitions	(14,157)	(4,248,774)	(217,657)	(4,253,762)
Opening cash from acquisitions	-	528,823	-	528,823
Change in restricted cash	-	504	-	498
Purchases of short-term investments	-	(130,581)	-	(592,239)
Proceeds from sales of short-term investments	-	153,820	700	611,450
NET CASH USED IN INVESTING ACTIVITIES	(61,230)	(3,736,950)	(328,126)	(3,837,593)

FINANCING ACTIVITIES
Proceeds from issuance of debt	-	4,051,213	499	4,070,721
Payments on term borrowings	(29)	(150,072)	(4,288)	(150,226)
Payments of deferred financing costs	(1,578)	(40,305)	(1,686)	(40,826)
Retirement of bonds	-	(341,644)	-	(341,644)
Cash dividends	(8,646)	(6,109)	(133,956)	(100,726)
Distributions to subsidiary's minority shareholder	-	(2,392)	(3,065)	(7,557)
Proceeds from exercise of employee stock options	20	599	1,144	1,216
Excess tax benefits from share-based payment arrangements	38	135	1,171	1,124
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(10,195)	3,511,425	(140,181)	3,432,082

Effect of exchange rate changes on cash and cash equivalents	(5,070)	1,009	(6,798)	1,573

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	31,461	(15,761)	(204,161)	4,608

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	311,740	129,605	547,362	109,236

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$343,201	$ 113,844	$343,201	$ 113,844

Supplemental Information:

Cash payments for income taxes	$ 136,851	$ 60,519	$ 331,896	$ 158,482

Cash payments for interest	$ 73,963	$ 21,779	$ 152,076	$ 43,452

EBITDA (EBITDA is calculated by adding earnings before interest and other expense on debt, taxes, depreciation,  amortization, writedown of short-term investments,  foreign exchange gain/loss, net, minority interest and cash distributions from 50% owned joint ventures, and  deducting interest income and earnings from 50% owned joint ventures) is a non-GAAP measure that management believes is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax.  Investors are cautioned that EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as an indicator of the Company’s performance or to cash flows from operations as a measure of liquidity and cash flows. EBITDA does not have a standardized meaning prescribed by GAAP.  The Company’s method of calculating EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies.  Reconciliation of EBITDA to net income is shown below:

	For the Three Months Ended - Unaudited

	September 30, 2008	September 30, 2007

($000s)
Net income	$ 316,898	$ 123,814
Income tax expense	163,318	56,772
Interest and other expense on debt	38,024	24,485
Interest income	(2,856)	(6,159)
Depreciation	55,073	34,810
Amortization of intangibles	26,256	3,116
Amortization of deferred financings costs	2,779	1,800
Earnings from 50% owned joint ventures	(24,060)	(10,188)
Cash distribution from 50% owned joint ventures	1,425	20,424
Foreign exchange (gain) loss, net	(4,127)	(3,585)
Writedown of investments	7,030	-
Minority interest	1,685	4,948

EBITDA	$ 581,445	$ 250,237

	For the Nine Months Ended - Unaudited

	September 30, 2008	September 30, 2007

($000s)
Net income	$ 742,013	$ 396,477
Income tax expense	384,760	190,577
Interest and other expense on debt	125,427	43,753
Interest income	(12,157)	(11,515)
Depreciation	159,577	91,953
Amortization of intangibles	76,676	3,825
Amortization of deferred financings costs	8,161	3,176
Earnings from 50% owned joint ventures	(84,167)	(42,217)
Cash distribution from 50% owned joint ventures	41,829	52,078
Foreign exchange (gain) loss, net	(8,456)	(7,854)
Writedown of investments	46,701	-
Minority interest	9,623	14,834

EBITDA	$ 1,489,987	$ 735,087

SUPPLEMENTAL OPERATING AND FINANCIAL INFORMATION - UNAUDITED

THE INFORMATION IN THIS TABLE EXCLUDES 50% OWNED JOINT VENTURES

	For the Three Months Ended
	September 30, 2008		September 30, 2007

	Tons		Tons
Production
Melt Shops	2,395,926		1,766,667
Rolling Mills	2,268,206		1,765,185

	Tons	%	Tons	%
Finished Steel Shipments
Rebar	355,733	17%	387,893	22%
Merchant / Special Sections / Structurals	1,201,069	57%	856,760	48%
Rod	145,458	7%	182,659	10%
Fabricated Steel	395,674	19%	366,082	20%
Total Shipments	2,097,934	100%	1,793,394	100%

	$/Ton		$/Ton
Selling Prices
Mill external shipments	$ 1,055		$ 659
Fabricated steel shipments	1,254		891

Scrap Charged	393		219

Metal Spread (Selling price less scrap)
Mill external shipments	662		440
Fabricated steel shipments	861		672

Mill manufacturing cost	350		273

Operating Income	238		107

EBITDA	277		140

SUPPLEMENTAL OPERATING AND FINANCIAL INFORMATION - UNAUDITED

THE INFORMATION IN THIS TABLE EXCLUDES 50% OWNED JOINT VENTURES

	For the Nine Months Ended
	September 30, 2008		September 30, 2007

	Tons		Tons
Production
Melt Shops	7,327,188		5,293,628
Rolling Mills	6,977,192		5,248,041

	Tons	%	Tons	%
Finished Steel Shipments
Rebar	1,350,674	19%	1,261,346	23%
Merchant / Special Sections / Structurals	3,976,194	57%	2,487,227	47%
Rod	538,185	8%	561,254	10%
Fabricated Steel	1,111,570	16%	1,068,994	20%
Total Shipments	6,976,623	100%	5,378,821	100%

	$/Ton		$/Ton
Selling Prices
Mill external shipments	$ 881		$ 632
Fabricated steel shipments	1,114		877

Scrap Charged	351		223

Metal Spread (Selling price less scrap)
Mill external shipments	530		409
Fabricated steel shipments	763		654

Mill manufacturing cost	329		259

Operating Income	174		109

EBITDA	214		137

50% Owned Joint Venture Results

The following table summarizes the results of the Company’s portion of its 50% owned joint ventures, primarily Gallatin Steel, a flat rolled mill joint venture.

	Three Months Ended - Unaudited		Nine Months Ended - Unaudited
	September 30,	September 30,	September 30,	September 30,
	2008	2007	2008	2007

Tons Shipped	169,870	201,908	603,723	602,709

Operating Income	$ 24,528	$ 10,403	$ 84,977	$ 43,504
Net Income	24,057	10,188	84,158	42,217
EBITDA	27,323	13,289	93,399	51,970

	$/Ton	$/Ton	$/Ton	$/Ton

Average Selling Price	$ 1,055	$ 526	$ 838	$ 537
Scrap Charged	604	267	456	263

Metal Spread	451	259	382	274

Operating Income	144	52	141	72
EBITDA	161	66	155	86